March 26, 2020

E. Mark Rajkowski
Chief Financial Officer
Xylem Inc.
1 International Drive
Rye Brook, NY 10573

       Re: Xylem Inc.
           Form 10-K for the Year Ended December 31, 2019
           Filed February 28, 2020
           Form 8-K filed February 6, 2020
           File No. 001-35229

Dear Mr. Rajkowski:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Notes to the Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 57

1. You disclose that revenue from performance obligations related to services is recognized over time, as the performance obligation is satisfied. Tell us what types of services these represent and the amount of revenue generated from services. To the extent such amounts are greater than 10% of total revenue tell us your consideration for presenting these separately on the income statement. Refer to Rule 5-03 of Regulation S-X.
 E. Mark Rajkowski
Xylem Inc.
March 26, 2020
Page 2
Form 8-K filed February 6, 2020

Exhibit 99.1

2. We note your disclosure of the non-GAAP measure Free cash flow conversion. Please revise to also present the most directly comparable GAAP measure with equal or greater prominence to the non-GAAP measure. Further, disclose why management believes the presentation of this non-GAAP measure provides useful information to investors and, to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure. Refer to Item 10(e)(1)(i) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or
Melissa
Kindelan, Staff Accountant, at (202) 551-3564 with any questions.



FirstName LastNameE. Mark Rajkowski                         Sincerely,
Comapany NameXylem Inc.
                                                            Division of
Corporation Finance
March 26, 2020 Page 2                                       Office of
Technology
FirstName LastName